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                           March 4, 2021

       Patrick Lavelle
       President and Chief Executive Office
       VOXX International Corporation
       2351 J. Lawson Blvd.
       Orlando, FL 32824

                                                        Re: VOXX International
Corporation
                                                            Form 10-K for the
Fiscal Year Ended February 29, 2020
                                                            Response dated
February 25, 2021
                                                            File No. 001-09532

       Dear Mr. Lavelle:

               We have reviewed your February 25, 2021 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       February 10, 2021 letter.

       Form 10-K for the Fiscal Year Ended February 29, 2020

       Item 7 - Management's Discussion and Analysis of Financial Condition and Results of
       Operations
       EBITDA, Adjusted EBITDA, and Adjusted Diluted EBITDA per Common Share, page 44

   1. We read your response to comment 2. It appears that you have proposed to present
                                                        EBITDA per diluted
share and adjusted EBITDA per diluted share in your future quarterly and annual earnings
press releases to be furnished in Item 2.02 Form 8-K. Please tell us why it is appropriate
to present EBITDA per diluted share and adjusted EBITDA per
                                                        diluted share, both
non-GAAP liquidity measures, on a per share basis. We refer you to
                                                        SEC Release No.
34-47226, footnote 11, and Question 102.05 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations.
 Patrick Lavelle
VOXX International Corporation
March 4, 2021
Page 2

       You may contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have questions.



FirstName LastNamePatrick Lavelle                       Sincerely,
Comapany NameVOXX International Corporation
                                                        Division of Corporation
Finance
March 4, 2021 Page 2                                    Office of Trade &
Services
FirstName LastName